Exhibit 3-b-1

                              ROCKWELL INTERNATION CORPORATION
                                       ADVICE OF ACTION

To:        THOSE CONCERNED                             Date:  FEBRUARY 4, 1998

Subject:   BY-LAW AMENDMENTS

           You are hereby notified of action as follows:

           By:                        BOARD OF DIRECTORS

           Place of Meeting:          COSTA MESA, CALIFORNIA

           Date of Meeting:           FEBRUARY 4, 1998


          RESOLVED, that the By-Laws of this Corporation be, and they hereby are amended, effective immediately, by revising Section 8 of Article V to read in its entirety as follows:

                    "SECTION 8. Chairman of the Board of Directors. The Chairman of the Board of Directors shall be the chief executive officer of the Corporation and, subject to the control of the Board of Directors, shall have general and overall charge of the business and affairs of the Corporation and of its officers. He shall preside at all meetings of the shareowners and of the Board of Directors and shall enforce the observance of the rules of order for the meetings of the shareowners and the Board and of the by-laws of the Corporation. He shall keep the Board of Directors appropriately informed on the business and affairs of the Corporation."

by deleting Section 9 of Article V and all references in the By-Laws to the office of President; and by redesignating Sections 10 through 16 of Article V as Sections 9 through 15 thereof.


I, William J. Calise, Jr., Secretary of Rockwell International Corporation, hereby certify that the foregoing resolution was duly adopted by the Board of Directors at a meeting held in Costa Mesa, California on February 4, 1998, and that the same is in full force and effect.

                                                   /s/ William J. Calise, Jr.
                                                   Secretary